Consent of Independent Registered Public Accounting Firm

We consent to the use of our audit report dated March 20, 2006 on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years then ended, which is incorporated by reference in the Registration Statement on Form 40-F.

We also consent to the use of our audit report dated March 17, 2005, except notes 2(h), 3, 8, 12, 14 which are at March 20, 2006, on the amended consolidated balance sheets of Paramount Energy Trust as at December 31, 2004 and 2003, and the amended consolidated statements of earnings and accumulated earnings and cash flows for each of the years then ended; and our audit report dated March 20, 2006 on the amended reconciliation of financial statements to accounting principles generally accepted in the United States; and our Comments for U.S. Readers on Canada-U.S. Reporting differences, all of which are incorporated by reference in the Registration Statement on Form 40-F.

We further consent to the use of our audit report dated March 18, 2005 on the schedule of revenue and expenses for the properties referred to in the letter of intent dated March 2, 2005 between Paramount Operating Trust and Devon Canada Corporation for each of the years in the two-year period ended December 31, 2004, which is incorporated by reference in the Registration Statement on Form 40-F.

Chartered Accountants

Calgary, Canada
June 26, 2006

KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association